Peak Signs Strategic Partnership Agreement with China's Top e-Commerce Software Provider ShopEx

Montreal, Quebec--(Newsfile Corp. - March 2, 2021) - Peak Fintech Group Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today announced that it has signed a strategic partnership agreement with ShopEx, China's preeminent e-commerce software provider.

ShopEx (https://www.shopex.cn/) provides a complete suite of solutions and related services to help entrepreneurs and retailers easily create, manage and market stores on China's top e-commerce marketplaces. One of ShopEx's key selling features is that it allows merchants to manage multiple stores on multiple marketplaces from a single application. ShopEx's solutions are used by retailers on the 28 online marketplaces and social media platforms listed below. Those marketplaces and social media platforms now provide the backbone of China's online retail industry, collectively hosting an estimated 9 million stores and over 80 million micro-shops.

ShopEx Client Affiliated Marketplaces and Social Media Platforms:

  TAOBAO: https://www.taobao.com
  TMALL: https://www.tmall.com
  JD.COM: https://www.jd.com
  PINGDUODUO: http://yangkeduo.com
  TIK TOK: https://www.douyin.com
  SNACKVIDEO: https://www.kuaishou.com
  MOGU: https://www.mogu.com
  AMAZON CHINA: https://www.amazon.cn
  DANGDANG: http://www.dangdang.com
  SUNING: https://cuxiao.m.suning.com
  VIPSHOP: https://www.vip.com
  XIAOHONGSHU: https://www.xiaohongshu.com
  INTIME: https://www.intime.com.cn
  V+VANCL: http://www.vancl.com
  GOME: https://www.gome.com.cn
  MEILISHUO: http://www.meilishuo.com
  JUANPI: http://www.juanpi.com
  MIA: https://www.mia.com
  BEIBEI: https://www.beibei.com
  WDWD: http://www.wdwd.com
  800ZHE800: https://www.zhe800.com
  KAOLA: https://www.kaola.com
  HAOSHIQI: https://www.haoshiqi.net
  WEIDIAN (WECHAT): https://www.weidian.com
  YUNJI: https://www.yunjiglobal.com
  YITIAO: https://www.yit.com
  YOUPIN: https://www.xiaomiyoupin.com
  OMALL: http://www.msyc.com

The strategic partnership between Peak and ShopEx calls for an API link between the ShopEx platform and Peak's Lending Hub platform that will allow data from online stores managed with the ShopEx applications to flow to the Lending Hub and help qualify the stores for loans and credit from the Hub's banks and financial institution lending partners. The parties will engage in joint marketing efforts and become authorized resellers of one another's products and services and earn referral fees from one another.

"I can't stress enough how important this partnership is for us," commented Peak China CEO Liang Qiu. "With the continued proliferation of online stores, how social media platforms are changing retail buying habits, and the dramatic impact the pandemic has had fueling on-line purchasing, the online retail space has been a very important area of focus for us. We began reaching out to marketplace operators one by one to gain a foothold in the space, but that was until we had an opportunity to talk with ShopEx. This partnership provides access to shops operating on 28 marketplaces and social media platforms without having to negotiate separate partnerships with all of them. We believe this will undoubtedly dramatically accelerate our influence in the online retail space, which makes this new relationship with ShopEx an extremely valuable one for Peak," concluded Mr. Qiu.

"We think the financing services provided by the Lending Hub perfectly complement our offering to merchants," said ShopEx Executive VP and Co-Founder Sanyong Ji. "Not only do we provide them with everything they need to create, market and manage their online stores, now we'll also be able to help them get the funding they need to run their operations. We couldn't be more excited about this partnership and look forward to working with Peak for the mutual benefit of our organizations."

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Fintech Group Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakfintechgroup.com

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Fintech

YouTube: Peak Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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